
TRANSMISSÃO
PAULISTA

03 JUN -9 7:21

Data São Paulo, June 4, 2003 *Ref.CT/F/01862/2003*

Mr. Frank Zarb and Ms. Mariana Pr
Office of International Corporate Fi
U.S. Securities and Exchange Commissic
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549



03022752

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista held on May 26, 2003, regarding the approval of the resignation of Mrs Giulia da Cunha Fernandes Puttomatti, member of the referred to Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned
Copy to: Glorinete Laurentino
The Bank of New York

6/19

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 86th MEETING OF THE BOARD OF DIRECTORS

On May 26, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Mr. Alexandre Magalhães da Silveira and Mr. Eduardo Refinetti Guardia... Following, the Chairman of the Board of Directors left the meeting, taking over the continuity of the meeting the Vice-Chairman of the Board of Directors, Mr. Ruy Martins Altenfelder Silva, ... Following, the acting Chairman of the Board of Directors informed the members present the request of resignation of the Councilmember Mrs. Giulia da Cunha Fernandes Puttomatti, whose letter is filed in the Executive Secretariat of the Board of Directors, thanking her for the collaboration given. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Claudia Maria Costin, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Silvio Aleixo.

São Paulo, May 26, 2003

Ruy Martins Altenfelder Silva Chairman of the Board of Directors, acting	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors


TRANSMISSÃO
PAULISTA

03 JUN -9 7:21

Data São Paulo, June 4, 2003

Ref.CT/F/01855/2003

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of March 31, 2003, and Independent Accountants' Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned.

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107



TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF MARCH 31, 2003

REGISTRATION AT CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION MENTIONED HEREIN.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - AREA OR DISTRICT
R. BELA CINTRA, 847 - 9th floor				CONSOLAÇÃO
3 - POSTAL CODE 01415-903	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3151-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME				
CLÁUDIO CINTRÃO FORGHIERI				
2 – ADDRESS R. BELA CINTRA, 847 - 6th floor				3 – ÁREA CONSOLAÇÃO
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 - TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL fin@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2003	12/31/2003	1	01/01/2003	03/31/2003	4	10/01/2002	12/31/2002
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 03/31/2003	2 - Preceding Quarter 12/31/2002	3 - Same quarter preceding year 03/31/2002
Paid-in capital			
1 – Common	62,558,663	62,558,663	62,558,663
2 – Preferred	86,726,372	86,726,372	86,726,372
3 – Total	149,285,035	149,285,035	149,285,035
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial, Other
2 – TYPE OF SITUATION
Operational
3 – NATURE OF OWNERSHIP
State-owned
4 – ACTIVITY CODE
1990200 - Electric Power Services
5 – MAIN ACTIVITY
Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS
Not submitted
7 – TYPE OF AUDITORS' REPORT
Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 – NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 - Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	RCA	12/16/2002	Interest on own capital	02/14/2003	Nominative Common (ON)	0.0003349290
02	RCA	12/16/2002	Interest on own capital	02/14/2003	Preferred Nominative (PN)	0.0003349290
03	AGO/E	04/25/2003	Dividends	06/24/2003	Nominative Common (ON)	0.0000856219
04	AGO/E	04/25/2003	Dividends	06/24/2003	Preferred Nominative (PN)	0.0000856219
05	RCA	05/12/2003	Interest on own capital	08/27/2003	Nominative Common (ON)	0.0004581839
06	RCA	05/12/2003	Interest on own capital	08/27/2003	Preferred Nominative (PN)	0.0004581839

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

1 – Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

01.10 - SHAREHOLDER RELATIONSHIP DIRECTOR

1 – DATE	2 – SIGNATURE
05/14/2003	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 - 03/31/2003	4 - 12/31/2002
1	Total Assets	4,211,677	4,245,251
1.01	Current Assets	546,957	561,340
1.01.01	Cash and banks	311,332	375,401
1.01.01.01	Cash	919	7,235
1.01.01.02	Short-term investments	310,413	368,166
1.01.02	Credits	89,039	93,708
1.01.02.01	Accounts receivable from customers	89,039	93,708
1.01.03	Inventories	21,206	20,871
1.01.04	Other	125,380	71,360
1.01.04.01	Accounts receivables – from Finance State Department	101,546	34,903
1.01.04.02	Deferred Income Tax and Social Contribution	4,525	21,172
1.01.04.03	Guarantees and Deposits with the Brazilian Central Bank	6,287	2,832
1.01.04.04	Prepaid Expenses	3,703	5,255
1.01.04.05	Other	9,319	7,198
1.02	Long-Term Assets	278,629	273,118
1.02.01	Sundry Credits	157,953	153,584
1.02.01.01	Accounts receivables – from Finance State Department	157,953	153,584
1.02.02	Related-party credits	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Controlled companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	120,676	119,534
1.02.03.01	Disposal of Assets and Rights	78,882	78,882
1.02.03.02	Allowance for Doubtful Debtors	(78,882)	(78,882)
1.02.03.03	Deferred Income Tax and Social Contribution	74,628	73,789
1.02.03.04	Guarantees and Deposits with the Brazilian Central Bank	43,143	42,840
1.02.03.05	Other	2,905	2,905
1.03	Permanent Assets	3,386,091	3,410,793
1.03.01	Investments	4,245	4,245
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	4,245	4,245
1.03.02	Property, Plant and Equipment	3,381,846	3,406,548
1.03.02.01	In use	2,965,201	3,003,150
1.03.02.02	Under construction	448,958	435,711
1.03.02.03	Special obligations	(32,313)	(32,313)
1.03.03	Deferred charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 - 03/31/2003	4 - 12/31/2002
2	Total liabilities	4,211,677	4,245,251
2.01	Current Liabilities	188,148	267,642
2.01.01	Loans and Financings	42,538	40,380
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	7,921	25,690
2.01.04	Taxes, Duties and Contributions	23,108	26,207
2.01.04.01	Income Tax	6,385	3,414
2.01.04.02	INSS (Social Security – benefit to employee)	4,033	4,074
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,333	1,928
2.01.04.04	COFINS (Social Contribution on sales and revenues)	1,339	1,403
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	1,051	1,151
2.01.04.06	Inspection Tax – ANEEL	232	293
2.01.04.07	Income Tax - Interest on own capital	0	4,546
2.01.04.08	Social Contribution on net income	5,247	5,247
2.01.04.09	Other	3,488	4,151
2.01.05	Dividends Payable	13,347	58,669
2.01.05.01	Dividends Declared	12,923	12,923
2.01.05.02	Interest on own capital	424	45,746
2.01.06	Provisions	64,020	61,044
2.01.06.01	Provision for payroll	19,936	18,466
2.01.06.02	Provision for payroll / social charges	15,118	15,273
2.01.06.03	Provision for taxes	27,938	24,886
2.01.06.04	Opportunity Program for Employees	1,028	2,419
2.01.07	Related-party debts	19,114	34,433
2.01.07.01	Payables	19,114	34,433
2.01.08	Other	18,100	21,219
2.01.08.01	Consumer Charges – RGR	4,269	3,932
2.01.08.02	Other	13,831	17,287
2.02	Long-Term Liabilities	471,231	459,640
2.02.01	Loans and Financings	90,645	92,913
2.02.02	Debentures	0	0
2.02.03	Provisions	152,061	149,568
2.02.03.01	Provision for labor contingencies	65,277	64,078
2.02.03.02	Provision for fiscal contingencies	78,936	77,642
2.02.03.03	Provision for Payments to the Social Security	6,825	6,825
2.02.03.04	Provision for civil contingencies	1,023	1,023
2.02.04	Related-party debts	207,193	196,152
2.02.04.01	Payables	207,193	196,152
2.02.05	Other	21,332	21,007
2.02.05.01	Deferred Income Tax	16,374	16,374
2.02.05.02	Other	4,958	4,633

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 - 03/31/2003	4 – 12/31/2002
2.03	Deferred income	164,189	168,435
2.05	Shareholders' Equity	3,388,109	3,349,534
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/controlled companies	0	0
2.05.04	Earnings reserves	132,051	132,677
2.05.04.01	Legal	34,922	34,922
2.05.04.02	Statutory	46,200	46,200
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized income	50,929	51,555
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other Surplus reserves	0	0
2.05.05	Retained earnings	201,023	161,822

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 01/01/2003 – 03/31/2003	4 - 01/01/2003 - 03/31/2003	5 - 01/01/2002 - 03/31/2002	6 - 01/01/2002 – 03/31/2002
3.01	Gross sales	201,484	201,484	177,639	177,639
3.01.01	Revenue from use of Electric Power Network	200,524	200,524	174,326	174,326
3.01.02	Other Revenues	960	960	3,313	3,313
3.02	Deductions from gross sales	(14,485)	(14,485)	(10,971)	(10,971)
3.02.01	RGR	(5,724)	(5,724)	(4,470)	(4,470)
3.02.02	COFINS	(6,044)	(6,044)	(5,320)	(5,320)
3.02.03	PIS/PASEP	(2,700)	(2,700)	(1,153)	(1,153)
3.02.04	ISSQN	(17)	(17)	(28)	(28)
3.03	Net Sales	186,999	186,999	166,668	166,668
3.04	Cost of sales	(139,450)	(139,450)	(132,873)	(132,873)
3.04.01	Personnel	(67,678)	(67,678)	(60,508)	(60,508)
3.04.03	Materials	(4,792)	(4,792)	(3,808)	(3,808)
3.04.04	Third-party services	(16,600)	(16,600)	(15,260)	(15,260)
3.04.05	Depreciation	(40,139)	(40,139)	(40,565)	(40,565)
3.04.06	Provisions for Contingencies	(2,466)	(2,466)	(6,030)	(6,030)
3.04.07	Other expenses	(7,775)	(7,775)	(6,702)	(6,702)
3.05	Gross Income	47,549	47,549	33,795	33,795
3.06	Operating income / expense	15,094	15,094	12,232	12,232
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	15,094	15,094	12,232	12,232
3.06.03.01	Financial income	37,890	37,890	20,864	20,864
3.06.03.01.01	Goodwill amortization	4,246	4,246	4,246	4,246
3.06.03.01.02	Revenue	22,355	22,355	12,713	12,713
3.06.03.01.03	Ongoing Monetary variation	11,289	11,289	3,905	3,905
3.06.03.02	Financial expenses	(22,796)	(22,796)	(8,632)	(8,632)

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 01/01/2003 – 03/31/2003	4 - 01/01/2003 - 03/31/2003	5 - 01/01/2002 - 03/31/2002	6 - 01/01/2002 – 03/31/2002
3.06.03.02.01	Expense	(6,130)	(6,130)	(4,064)	(4,064)
3.06.03.02.02	Negative monetary variation	(16,666)	(16,666)	(4,568)	(4,568)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity pickup	0	0	0	0
3.07	Operating income	62,643	62,643	46,027	46,027
3.08	Non-Operating Income	(236)	(236)	(2,042)	(2,042)
3.08.01	Income	578	578	127	127
3.08.02	Expenses	(814)	(814)	(2,169)	(2,169)
3.09	Income before taxes and profit shares	62,407	62,407	43,985	43,985
3.10	Provision for Income Tax and Social Contribution on income	(22,814)	(22,814)	(18,258)	(18,258)
3.10.01	Income Tax	(18,483)	(18,483)	(13,733)	(13,733)
3.10.02	Social Contribution	(4,331)	(4,331)	(4,525)	(4,525)
3.11	Deferred income tax	838	838	2,014	2,014
3.11.01	Deferred income tax	616	616	1,459	1,459
3.11.02	Deferred social contribution	222	222	555	555
3.12	Statutory profit shares/contributions	0	0	0	0
3.12.01	Profit Shares	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Income for the year	40,431	40,431	27,741	27,741
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	149,285,035	149,285,035
	Earnings per share	0,00027	0,00027	0,00019	0,00019
	Loss per share				

04.01 – NOTES

1 BUSINESS OF THE COMPANY

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista is a publicly owned company with the Government of the State of Sao Paulo as the major shareholder is the and its key business area is serving as a concessionare for the provision of electrical power utility services in the State of Sao Paulo [Brazil]; its key activities are: planning, building and operating power transmission systems, in addition to Research and Development programs in power transmission and other related activities as respects currently available technology, either individually or jointly with private and government-owned entities. The Company's activities are both regulated and inspected by the Brazilian Electric Power Regulatory Agency ("ANEEL")

The company was organized as a result of the partial wind-up of CESP – Companhia Energética de São Paulo, and started its operations on April 1, 1999.

The Company incorporated EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. on November 10, 2001.

2 CORPORATE GOVERNANCE

On September 2002 the Company adhered to special Corporate Governace practices – Level 1, issued by BOVESPA, the Sao Paulo Stock Exchange. As a consequence, the Company had its preferred shares included in the IBOVEPA and was made part of the Corporate Governance Index ("IGC").

The provisions of the cited agreement ensure a higher level of transparency of the Company towards the marketplace, investors and stockholders and make it easier for stakeholders to monitor any moves of both the management and the major stockholder.

3 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These ITR are in compliance with the principles, methods and criteria adopted by CTEEP for the year ended December 31, 2002.

Reclassifications were made to the financial statements presented for comparison purposes aiming at a better presentation and comparison.

All amounts presented in these ITR are expressed in thousands of Reals.

4 SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1 Specific Accounting Practices

Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

4.2 General Accounting Practices

a Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.

c Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24, 1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f Deferred Income

This relates to the balance of the "unamortized goodwill" arising from an investment valued by the equity in earnings method for the then subsidiary EPTE – Empresa Paulista de Transmissão de Energia Elétrica S. A., incorporated by the Company on November 10, 2001.

The unamortized goodwill referred to above is recorded on a monthly basis; the end of the amortization period was determined to be the expiry date of the concession agreement with the then subsidiary company, which was December 2012.

g Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

h Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

5 RECEIVABLES - FINANCE STATE DEPARTMENT

	03.31.03			12.31.02
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	28,253	70,632	98,885	98,420
Credit Rights Assignment Agreement	64,000	-	64,000	-
Agreement for the Acknowledgement and Consolidation of Obligations	7,728	64,404	72,132	68,690
Disposal of Real Property	1,565	13,429	14,994	14,278
Other	-	9,488	9,488	7,099
	101,546	157,953	259,499	188,487

5.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

5.2 Credit Rights Assignment Agreement

On March 27, 2003, a credit rights assignment agreement was entered into, with the intervention and consent of the State Department, by which CESP – Companhia Energética de São Paulo transfers to CTEEP the right to receive part of the credits set forth under the Instruments of Acknowledgment and Consolidation of Obligations entered into between CESP and the State Department, on November 17 and December 1, 2000, and the State Department, accepts and transfers to CESP the amount of R$ 64,000 thousand, in a lump sum.

The agreement amount will be remunerated on a monthly basis according to the CDI (Interbank Interest) rate, plus interest of 8% p.a., and will be received by CTEEP in 9 successive installments, beginning on April 1 and ending on December 1 of 2003.

After the last installment is received there will be a financial adjustment to guarantee the remuneration of funds disbursed by CTEEP, at the agreed rate, since the installments disbursed by the State Department are adjusted monthly for inflation according to the variation of the IGP-M, plus interest of 6% p.a..

5.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first due on August 01, 2002 and the last on July 01, 2012.

5.4 Account receivable from fixed assets disposals.

On July 31, 2002, Instrument Peculiar of Transaction was signed, with promise of property alienation, recognition of obligations and payment commitment, with the General office of State of the Businesses of Finance, where the State recognizes and assume a debt with the Company, for the value of R$ 12,243, corresponding to the market value of the total area of the busy property for the State, using, partially, for the construction of the units prisionais, denominated "Cadeião".

The State commits to compensate the Company of such amount in 120 installments monthly, same and successive, first due on August 01, 2002 and the last on July 01, 2012, including monthly monetary variation in accordance with IGP-M and interests of 6% p.a.

5.5 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 7,270, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 9,488. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.

6 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section "B" of Taxable Income Control Register – LALUR, arising from the following provisions:

	03.31.03			12.31.02
	Income Tax	Social Contribution	Total	Total
Fiscal Contingencies	19.734	7.104	26.838	26.399
Allowance for Doubtful Debtors	18.470	6.002	24.472	24.472
Labor Contingencies	15.184	5.466	20.650	20.250
Social Security Contingencies	1.706	614	2.320	2.320
Civil Contingencies	256	92	348	348
	55.350	19.278	74.628	73.789

7 DISPOSAL OF ASSETS AND RIGHTS

7.1 Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 was established to reimburse CTEEP for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626, and in order to protect its economic and financial balance, CTEEP claims an additional indemnification of R$ 8,386 with the Granting Authority.

7.2 Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 was written off from Property, Plant and Equipment, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

04.01 – NOTES

8 PROPERTY, PLANT AND EQUIPMENT

			03.31.03	12.31.02
	Adjust Cost	Accumulated Deprecition	Net Balance	Net Balance
In Use				
Intangible	56.596	-	56.596	56.596
Land	81.554	-	81.554	81.554
Buildings, Construction works &	555.810	(270.519)	285.291	290.397
Machinerty and Equipment	4.376.024	(1.852.272)	2.523.752	2.556.698
Vehicles	30.349	(23.848)	6.501	7.533
Furniture and fixtures	21.694	(10.187)	11.507	10.372
	5.122.027	(2.156.826)	2.965.201	3.003.150
Under construction	448.958	-	448.958	435.711
Special Obligations				
Fund for Reserval/Amortization	(20.547)	-	(20.547)	(20.547)
Quota Retention	(3.506)	-	(3.506)	(3.506)
Donations Received	(8.260)	-	(8.260)	(8.260)
	(32.313)	-	(32.313)	(32.313)
	5.538.672	(2.156.826)	3.381.846	3.406.548

Pursuant to Articles 63 and 64 of Decree 41.019, of February 26, 1957, assets and facilities used in transmission, including sale, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

04.01 – NOTES

9 LOANS, FINANCING AND DEBT CHARGES

	03.31.03				12.31.02
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial Institutions	2,041	26,968	67,420	96,429	95,823
Domestic Curreny					
Fundação CESP	-	13,471	22,453	35,924	36,627
ELETROBRÁS - PRONI	8	50	772	830	843
	8	13,521	23,225	36,754	37,470
	2,049	40,489	90,645	133,183	133,293

9.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, beginning on November of 2001 ending on May of 2006.

9.2 Fundação CESP

It refers to the agreements of Acknowledgement of Indebtedness and Other Covenants, signed in November of 1997, with intervention and consent of Complementary Pension Secretariat, whose end is foreseen for November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (Interest of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

04.01 – NOTES

9.3 Long-Term Amortization Program

	Currency	
Maturity Year	Foreign	Domestic
2004	26,968	10,141
2005	26,968	12,399
2006	13,484	50
2007	-	50
2008	-	50
After 2008	-	535
	67,420	23,225

	Agreement				
Institution	Begins	Ends	Amortization	Interest Rate	03.31.03 Principal
Societé Générale	2001	2006	10 biannual	Eurolibor	94,388
Fundação CESP	1997	2005	96 months	IGP-DI	35,924
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	822
					131,134

10 FISCAL PROVISIONS - COFINS

CTEEP is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9.718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and CTEEP is making the corresponding deposits in court.

11 PAYABLES

			03.31.03	12.31.02
	Current	Long Term	Total	Total
Fundação CESP	16,225	207,193	223,418	212,110
EMAE	2,889	-	2,889	5,301
CESP	-	-	-	13,174
	19,114	207,193	226,307	230,585

11.1 Fundação CESP

Values in accordance with the two contracts of Debt Confession for Financings of Actuarial Deficit dealed with Fundação CESP, regarding the Proportional Supplemental Benefits Paid off - BSPS, with monthly expirations. The balances of those contracts are updated for the variation of the actuarial cost (added IGP-DI of interests of 6% p.a.)

11.2 EMAE

It refers to the purchase of Transmission Transformer Station – ETT – Piratininga, pursuant to the agreement entered into on December 23 of 1998, with EMAE – Empresa Metropolitana de Águas e Energia S.A. Interest at the rate of 0.75% p.m. and adjustment for inflation according to IGP-M are charged to the principal, with grace period until June of 2000 and amortization in 36 monthly and successive installments.

11.3 CESP

On April 7, 1999, CESP – Companhia Energética de São Paulo was given a tax assessment by the National Social Welfare Institute ("INSS") for alledgedly having failed to pay payroll charges arising from termination pay to its employees throughout the October 1992-December 1997 period.

A part of the delinquent tax to be paid by the Company, amounting to R$ 19,818 thousand, was paid over to the authorities in April 2002. The balance for an amount of R$ 13, 174 was agreed upon in December 2002 and settled in February 2003.

12 PROVISIONS FOR CONTINGENCIES

	03.31.03	12.31.02
Tax - IPTU	78,936	77,642
Labor	65,277	64,078
Tax - INSS	6,825	6,825
Several Civil Suits	1,023	1,023
	152,061	149,568

Quarterly basis the lawsuits are reviewed and the provisions are adjusted accordingly, if applicable.

12.1 Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo and São José dos Campos.

12.2 Labor Contingencies

CTEEP has undertaken to be specifically liable for certain legal suits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

12.3 INSS

On August 10 of 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001, consequently, Management resolved to create a provision.

13 SHAREHOLDERS' EQUITY

13.1 Capital Stock

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

13.2 Company Ownership

On March 31, 2003, the main shareholders of CTEEP were as follows:

	Amount of Shares - In units					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies - (control)						
State Department	33.134.660.880	52,97	6.321.251.879	7,29	39.455.912.759	26,43
Banco Nossa Caixa S.A.	5.136.117.240	8,21	7.686.364.200	8,86	12.822.481.440	8,59
Companhia do Metropolitano de São Paulo - METRÔ	1.979.332.142	3,16	-	-	1.979.332.142	1,33
Other	82.932.929	0,13	153.576.465	0,18	236.509.394	0,15
	40.333.043.191	64,47	14.161.192.544	16,33	54.494.235.735	36,50
Other - (stock outstanding)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6.160.836.510	9,85	46.626.881.775	53,76	52.787.718.285	35,36
Federal Government	9.556.150.967	15,28	-	-	9.556.150.967	6,40
BNDES Part S.A.- BNDESPAR	-	-	2.950.169.191	3,40	2.950.169.191	1,98
Caixa de Previdência dos Funcionários do Banco do Brasil	296.439.000	0,47	1.348.157.697	1,55	1.644.596.697	1,10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1.057.600.000	1,22	1.057.600.000	0,71
LIGHTPAR - Light Participações S.A.	-	-	979.189.800	1,13	979.189.800	0,66
Wisteria Holdings	691.424.140	1,11	6.400.000	0,01	697.824.140	0,47
Itaú Galaxia Stock Investment Fund	-	-	508.700.000	0,59	508.700.000	0,34
The Bank of New York - ADR Department	36.999.000	0,06	106.753.200	0,12	143.752.200	0,10
Directors	-	-	212.710	-	212.710	-
Board of Directors	32	-	103.807	-	103.839	-
Fiscal Council	-	-	-	-	-	-
Other (1)	5.483.769.963	8,76	18.981.011.469	21,89	24.464.781.432	16,38
	22.225.619.612	35,53	72.565.179.649	83,67	94.790.799.261	63,50
	62.558.662.803	100,00	86.726.372.193	100,00	149.285.034.996	100,00

(1) This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

04.01 – NOTES

13.3 STOCK COMPOSITION OF THE HOLDERS OF MORE THAN 5% OF THE CAPITAL VOTANTE, ON MARCH 31, 2003

	Amount of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,589,960,070	14.50	532,937,780	0.63	66,122,897,850	12.30
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	99,782,887,747	22.05	66,864,951,370	78.67	166,647,839,117	31.01
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

13.4 Earnings

a Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.

b Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

c Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

14 FINANCIAL INCOME (EXPENSES)/ MONETARY VARIATION

	03.31.03	03.31.02
Income		
Yield - Money market investments	19.315	11.302
Interest on amounts due by the State Government Secretarat of Finance	2.695	1.340
Other	345	71
	22.355	12.713
Expenses		
Financial charges on Loans	(3.633)	(2.378)
CPMF	(1.169)	(1.101)
RGR Financial Charges	(279)	(279)
EMAE	(110)	(101)
Tax Charges - CETEMEQ	(290)	-
Other	(649)	(205)
	(6.130)	(4.064)

15 INCOME TAX AND SOCIAL CONTRIBUTION

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

15.1 Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

	03.31.03		03.31.02	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	62.407	62.407	43.985	43.985
Taxes under Dispute - COFINS	3.050	-	2.214	-
Provision for Labor Contingency	1.172	1.172	1.452	1.452
Provision for Tax Contingency - IPTU	1.294	1.294	1.909	1.909
Negative goodwill on investment purchase	7.602	5.168	7.602	5.168
Reversal of Provisions	(1.294)	(1.294)	(2.233)	(2.233)
Offset negative calculation base - Limited to 30%		(20.624)		-
Other	30	-	28	-
Income - Tax Basis	74.261	48.123	54.957	50.281
Tax rate of 15%	(11.139)		(8.244)	
Tax rate of 10%	(7.420)		(5.489)	
Tax rate of 9%		(4.331)		(4.525)
Fiscal incentives	76		-	
Provision for Income Tax and Social Contribution	(18.483)	(4.331)	(13.733)	(4.525)
Deferred Income Tax and Social Contribution	616	222	1.459	555
Income Tax and Social Conribution Tax	(17.867)	(4.109)	(12.274)	(3.970)

16 CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the concession term for exploitation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08 of 1995.

On June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL.

04.01 – NOTES

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to were maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and be decrease by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

17 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

18 INDEPENDENT ACCOUNTANTS

For the purposes to the Circular Letter/CVM/SEP/SNC/nº 02/2003, of March 2002, CETEEP hereby represents that the services provided to the Company by Trevisan Auditores Independentes throughout the first quarter of 2003 are limited to auditing services only.

04.01 – NOTES

19 CASH FLOW

	03.31.03	03.31.02
CASH FLOW FROM THE OPERATING ACTIVITIES		
Customers' receives	205,844	179,429
Other receives	2,043	1,939
Payments to suppliers	(31,185)	(22,858)
Payments to employees	(74,036)	(67,675)
Taxes and contributions	(24,494)	(27,033)
	78,172	63,802
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase from fixed assets disposals	(27,970)	(22,400)
CASH FLOW FROM FINANCING ACTIVITIES		
Incomes of financial investments	15,256	9,413
Loan payment for loans	(12,241)	(11,421)
Interests on own capital and dividends	(45,321)	-
Bank expenses - CPMF	(1,093)	(1,073)
Other	(279)	(279)
	(43,678)	(3,360)
CASH FLOW FROM NON-OPERATING ACTIVITIES		
Other income (1)	9,126	20,644
Other expenses (2)	(79,719)	-
	(70,593)	20,644
INCREASE (DECREASE) OF NET CASH BALANCE	(64,069)	58,686
DEMONSTRATION OF NET CASH VARIATION		
In the beginning of the period	375,401	268,401
At the end of the period	311,332	327,087
	(64,069)	58,686

(1) They refer basically to values received from General office of State of the Businesses of Finance.

(2) CESP credit assignment amounts to R$ 64,000 thousand in 2003.

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

The main source of revenues for the Company is the use of its power transmission system by the electrical power concessionaires; the rates they charge from consumers are determined by Resolution 359 - ANEEL on an annual basis, in force from July 1, 2002; the concessionaires are part of the Public Network Infrastructure.

Deductions to Gross Revenues comprise the payment to the Global Reversion Reserve ("RGR"), COFINS, PIS/PASEP and ISSQN, representing 7.19% of gross operating income. As a consequence, Net Operating Income totaled R$ 186,999 thousand, 12.20% higher as compared to the same quarter in the previous year.

Operting Expenses that can be controlled by the Management (Personnel, Materials, Vendors and Others) for the amount of R$ 96,845 thousand represent 51.79% of net operating income. Other highlights are Depreciation and Provision for Contigencies for the amount of R$ 42,605 thousand, totaling 22.78% of net operating income.

As a result, the Gross Income for the period was R$ 47,549 thousand, 40.70% higher than the results in the same quarter of the previous year.

Net Income totaled R$ 15,094 thousand, a 23.40% increase as compared to the same quarter in the previous year and is basically due to financial income arising from yield from money market invetment, deducted from financial charges.

After allocation of provisions and Income Tax and Social Contribution Tax deferment for the amount of R$ 21,976 thousand, the Company stated a Net Income of R$ 40,431 thousand for the quarter, 45.74% higher than the same quarter in the last year.

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on March 31, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet as of December 31, 2002, submitted for comparison purposes only, was audited by us with the issue of a unqualified opinion on February 14, 2003; and the financial statement and the performance report for the quarter ended on March 31, 2002, submitted for comparison purposes only, were reviewed by another auditors, with the issue of a unqualified opinion on May 14, 2002.

São Paulo, May 05, 2003

TREVISAN
Auditores Independentes
CRC 2 SP 013439/O-5

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4


Trevisan

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on March 31, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet as of December 31, 2002, submitted for comparison purposes only, was audited by us with the issue of a unqualified opinion on February 14, 2003; and the financial statement and the performance report for the quarter ended on March 31, 2002, submitted for comparison purposes only, were reviewed by another auditors, with the issue of a unqualified opinion on May 14, 2002.

São Paulo, May 05, 2003

Orlando Octávio de Freitas Júnior
Partner - Accountant
CRC 1 SP 178871/O-4
Trevisan Auditores Independentes
CRC 2 SP 013439/O-5